SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         MeriStar Hotels & Resorts, Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                          (Title of Class of Securities)

                                    589988104
                                  (Cusip Number)

                                J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                  (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 8, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 3,221,411 shares, which constitutes approximately 12.7% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 25,428,758 shares outstanding.

1.   Name of Reporting Person:

      FW Hospitality, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: OO -- Contributions From Partners

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 764,067 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 764,067 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     764,067

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  3.0%


14.  Type of Reporting Person: PN

------------
(1)  Power is exercised through its general partner, Group III 31, L.L.C.

1.   Name of Reporting Person:

     Arbor REIT, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: OO -- Contributions from Partners

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 764,067 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 764,067 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     764,067

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  3.0%


14.  Type of Reporting Person: PN

------------
(1)  Power is exercised through its general partner, Group Investors, L.L.C.

1.   Name of Reporting Person:

     MHX Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: OO -- Contributions from Partners

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 764,066 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 764,066 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     764,066

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  3.0%


14.  Type of Reporting Person: PN

------------
(1)  Power is exercised through its general partner, FW Group Genpar, Inc.

1.   Name of Reporting Person:

     Cherwell Investors, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 61,912 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 61,912 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     61,912

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11): 0.2%


14.  Type of Reporting Person: CO

------------
(1)  Power is exercised by its sole stockholder, Acadia Partners, L.P.

1.   Name of Reporting Person:

     Group 31, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 4,067 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 4,067 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,067

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11): < 0.1%


14.  Type of Reporting Person: CO

------------
(1)  Power is exercised by its president and sole shareholder, J. Taylor
     Crandall.

1.   Name of Reporting Person:

     MC Investment Corporation

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 45 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 45 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     45

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11): < 0.1%


14.  Type of Reporting Person: CO

------------
(1)  Power is exercised by its sole stockholder, Penobscot Partners, L.P.

1.   Name of Reporting Person:

     Penobscot Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 87,848 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 87,848 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     87,848(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11): 0.3%


14.  Type of Reporting Person: PN

------------
(1) Power is exercised by its sole general partner, PTJ Merchant Banking Partners, L.P.

(2) Solely in its capacity as the sole stockholder of MC Investment Corporation with respect to 45 shares of Stock.

1.   Name of Reporting Person:

     PTJ Merchant Banking Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 204,514 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 204,514 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     204,514 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11): 0.8%


14.  Type of Reporting Person: PN

------------
(1)  Power is exercised by its managing general partner, PTJ, Inc.

(2) Solely in its capacity as the sole general partner of Penobscot Partners, L.P. with respect to 87,848 shares of Stock.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 1,030,493 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,030,493 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,030,493 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 4.0%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as (i) president and sole shareholder of Acadia MGP, Inc., in its capacity as the controlling entity of Acadia Partners, L.P., with respect to 61,912 shares of Stock owned directly by Cherwell Investors, Inc., (ii) president and sole shareholder of Group 31, Inc. with respect to 4,067 shares of Stock, (iii) president and sole stockholder of PTJ, Inc., in its capacity as general partner of PTJ Merchant Banking Partners, L.P., with respect to 204,514 shares of Stock, and (iv) sole member of Group III 31, L.L.C., in its capacity as general partner of FW Hospitality, L.P., with respect to 764,067 shares of Stock.

1.   Name of Reporting Person:

     Capital Partnership

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 45,754 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 45,754 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     45,754

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11): 0.2%


14.  Type of Reporting Person: PN

------------
(1)  Power is exercised by its managing partner, Margaret Lee Bass 1980 Trust.

1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 193,367 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 193,367 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     193,367

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  .7%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its president and sole director, Robert M.
     Bass.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 270,885 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 270,885 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     270,885 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 1.1%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as president and sole director of Keystone, Inc. with respect to 193,367 shares of Stock.

Item 1.   SECURITY AND ISSUER.

     This statement relates to shares of common stock, par value $0.01 per share (the "Stock"), of MeriStar Hotels & Resorts, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1010 Wisconsin Avenue NW, Washington D.C. 20007.

Item 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby file this Schedule 13D Statement on behalf of FW Hospitality, L.P., a Delaware limited partnership ("Hospitality"), Arbor REIT, L.P., a Delaware limited partnership ("Arbor"), MHX Investors, L.P., a Delaware limited partnership ("MHX"), Cherwell Investors, Inc., a Delaware corporation ("Cherwell"), Group 31, Inc., a Texas corporation ("Group 31"), MC Investment Corporation, a Delaware corporation ("MCI"), Penobscot Partners, L.P., a Delaware limited partnership ("Penobscot"), PTJ Merchant Banking Partners, L.P., a Delaware limited partnership ("PTJ Merchant"), J. Taylor Crandall ("Crandall"), Capital Partnership, a Texas general partnership ("Capital"), Keystone, Inc., a Texas corporation ("Keystone"), and Robert M. Bass ("R. Bass"). Hospitality, Arbor, MHX, Cherwell, Group 31, MCI, Penobscot, PTJ Merchant, Crandall, Capital, Keystone and R. Bass are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. Additionally, pursuant to Instruction C of Schedule 13D, information is included herein with respect to the following persons (collectively, "Item 2 Persons"), Group III 31, L.L.C., a Delaware limited liability company ("Group III"), Group Investors, L.L.C., a Delaware limited liability company ("Group Investors"), FW Group Genpar, Inc., a Texas corporation ("FW Group"), Mark A. Wolfson ("Wolfson"), David G. Brown ("Brown"), Acadia Partners, L.P., a Delaware limited partnership ("Acadia"), Acadia FW Partners, L.P., a Delaware limited partnership ("Acadia FW"), Acadia MGP, Inc., a Texas corporation ("Acadia MGP"), Daniel L. Doctoroff ("Doctoroff"), Steven
B. Gruber ("Gruber"), Glenn R. August ("August"), John R. Monsky ("Monsky"), Bradford E. Bernstein ("Bernstein"), PTJ, Inc., a Delaware corporation ("PTJ"),
W. R. Cotham ("Cotham"), James N. Alexander ("Alexander"), Thomas R. Delatour, Jr. ("Delatour"), Anthony P. Scotto ("Scotto"), Margaret Lee Bass 1980 Trust, a trust existing under the laws of Texas ("MLBT"), and Panther City Investment Company, a Texas corporation ("Panther City").

     (b) - (c)

     REPORTING PERSONS

     HOSPITALITY

     Hospitality is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Hospitality, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     ARBOR

     Arbor is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Arbor, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     MHX

     Arbor is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Arbor, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     CHERWELL

     Cherwell is a Delaware corporation, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Cherwell, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Cherwell are as follows:


    RESIDENCE OR                               PRINCIPAL OCCUPATION
NAME                  BUSINESS ADDRESS              OR EMPLOYMENT

Crandall              201 Main St., Ste. 3100       Vice President and Chief
                      Fort Worth, Texas  76102      Operating Officer of
                                               Keystone

Doctoroff             65 E. 55th Street             Managing Director of
    New York, NY  10022                             Oak Hill Partners, Inc.

Gruber                65 E. 55th Street             Managing Director of
    New York, NY  10022                             Oak Hill Partners, Inc.

Monsky                65 E. 55th Street             Managing Director of
    New York, NY 10022                              Oak Hill Partners, Inc.

Bernstein             65 E. 55th Street             Employee of Oak
    New York, NY 10022                              Hill Partners, Inc.

     Keystone is a Texas corporation, the principal businesses of which are investment in marketable securities, real estate investment and development, ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ["BEPCO"]), the ownership and operation of gas processing plants and carbon black plants (through various partnerships) and the ownership of interests in entities engaged in a wide variety of businesses. The principal business address of Keystone, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76012. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Keystone are as follows:


    RESIDENCE OR                               PRINCIPAL OCCUPATION
NAME                  BUSINESS ADDRESS              OR EMPLOYMENT

R. Bass               201 Main St., Ste. 3100       President of
Keystone              Fort Worth, Texas  76102

Crandall              See above.                    See above.

Brown                 201 Main St., Ste. 3100       Vice President-
    Fort Worth, Texas  76102                        Finance of Keystone

Doctoroff             See above.                    See above.

Gruber                See above.                    See above.

Wolfson               201 Main St., Ste. 3100       Vice President of and
    Fort Worth, Texas  76102                        Consultant to Keystone

Cotham                201 Main St., Ste. 2600       Vice President/
    Fort Worth, Texas 76102                         Controller of BEPCO

Reese                 201 Main St., Suite 2600      Treasurer of BEPCO
    Fort Worth, Texas 76102

Alexander             201 Main St., Ste. 3100       Vice President of
    Fort Worth, Texas  76102                        Keystone

Carl                  201 Main St., Ste. 3100       Vice President of
    Fort Worth, Texas  76102                        Keystone

Monsky                See above.                    See above.

Delatour              201 Main St., Ste. 3100       Vice President of
                      Fort Worth, Texas 76102       Keystone

    Oak Hill Partners, Inc. is a Delaware corporation, the principal business of which is serving as an investment consultant to Acadia Partners, L.P. ("Acadia"). Acadia is a Delaware limited partnership, formed to invest in public and private debt and equity securities. The principal business address of Oak Hill Partners, Inc. is 65 E. 55th Street, New York, NY 10022.

    BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

    GROUP 31

    Group 31 is a Texas corporation, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Group 31, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Group 31 are as follows:

    RESIDENCE OR                               PRINCIPAL OCCUPATION
NAME                  BUSINESS ADDRESS              OR EMPLOYMENT


Crandall              See above.                    See above.

Brown                 See above.                    See above.

Cotham                See above.                    See above.

Reese                 See above.                    See above.

Alexander             See above.                    See above.

Wolfson               See above.                    See above.

Pinson                201 Main St., Ste. 3100       Employee of BEPCO
    Fort Worth, Texas 76102

Delatour              See above.                    See above.


     MCI

     MCI is a Delaware corporation, the principal business of which is investing in public and private debt and equity securities. The principal business address of MCI, which also serves as its principal office, is 65 East 55th Street, 32nd Floor, New York, New York 10022. Pursuant to Instruction C to
Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of MCI are as follows:

    RESIDENCE OR                               PRINCIPAL OCCUPATION
NAME                  BUSINESS ADDRESS              OR EMPLOYMENT

Doctoroff             See above.                    See above.

Gruber                See above.                    See above.

     PENOBSCOT

     Penobscot is a Delaware limited partnership, formed to invest in public and private debt and equity securities. The principal business address of Penobscot, which also serves as its principal office, is 65 East 55th Street, 32nd Floor, New York, New York 10022.

     PTJ MERCHANT

     PTJ Merchant is a Delaware limited partnership, the principal business of which is serving as the general partner of Penobscot and activities related thereto. The principal business address of PTJ Merchant, which also serves as its principal office, is 65 East 55th Street, 32nd Floor, New York, New York 10022.

     CRANDALL

     See above.

     CAPITAL

     Capital is a Texas general partnership, the principal business of which is investing in public and private debt and equity securities. The principal business address of Capital, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     KEYSTONE

     See above.

     R. BASS

     See above.

     ITEM 2 PERSONS

     Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Item 2 Persons is set forth below.

     GROUP III

     Group III is a Delaware limited liability company, the principal business of which is the purchase, sale, acquisition and holding of investment securities. Group III also serves as the sole general partner of FW Hospitality. The principal business address of Group III, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Crandall is the sole member of Group III.

     GROUP INVESTORS

     Group Investors is a Delaware limited liability company, the principal business of which is the purchase, sale, acquisition and holding of investment securities. Group Investors also serves as the sole general partner of Arbor. The principal business address of Group III, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Wolfson is the sole member of Group III.

     FW GROUP

     FW Group is a Texas corporation, the principal business of which is the purchase, sale, acquisition and holding of investment securities. FW Group also serves as the sole general partner of MHX. The principal business address of FW Group, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of FW Group are as follows:

      RESIDENCE OR                  PRINCIPAL OCCUPATION
NAME                  BUSINESS ADDRESS              OR EMPLOYMENT

Crandall              See above.                    See above.

Brown                 See above.                    See above.

Cotham                See above.                    See above.

Reese                 See above.                    See above.

Alexander             See above.                    See above.

Wolfson               See above.                    See above.

Delatour              See above.                    See above.

     WOLFSON

     See above.

     BROWN

     See above.

     ACADIA

     Acadia is a Delaware limited partnership, formed to invest in public and private debt and equity securities. Acadia is also the sole shareholder of Cherwell. The principal business address of Acadia, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     ACADIA FW

     Acadia FW is a Delaware limited partnership, the principal business of which is serving as the sole general partner of Acadia and activities related thereto. The principal business address of Acadia FW, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     ACADIA MGP

     Acadia MGP is a Texas corporation, the principal business of which is serving as the managing general partner of Acadia FW and activities related thereto. The principal business address of Acadia MGP, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Acadia MGP are as follows:


    RESIDENCE OR                               PRINCIPAL OCCUPATION
NAME                  BUSINESS ADDRESS              OR EMPLOYMENT

Crandall              See above.                    See above.

Doctoroff             See above.                    See above.

Gruber                See above.                    See above.

Cotham                See above.                    See above.

Monsky                See above.                    See above.

    DOCTOROFF

    See above.

    GRUBER

    See above.

    AUGUST

    See above.

    MONSKY

    See above.

    BERNSTEIN

    See above.

    PTJ

    PTJ is a Delaware corporation, the principal business of which is serving as general partner of PTJ Merchant and activities related thereto. The principal business address of PTJ, which also serves as its principal office, is 65 East 55th Street, 32nd Floor, New York, New York 10022. The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of PTJ are as follows:


    RESIDENCE OR                               PRINCIPAL OCCUPATION
NAME                  BUSINESS ADDRESS              OR EMPLOYMENT

Crandall              See above.                    See above.

Doctoroff             See above.                    See above.

Gruber                See above.                    See above.

Cotham                See above.                    See above.

Scotto                65 E. 55th Street             Employee of Oak
    New York, NY 10022                              Hill Partners, Inc.

Monsky                See above.                    See above.

    COTHAM

    See above.

    ALEXANDER

    See above.

    DELATOUR

    See above.

    SCOTTO

    See above.

    MLBT

    MLBT is a trust existing under the laws of the State of Texas. The address of MLBT is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its trustee, Panther City, is set forth below.

    PANTHER CITY

    Panther City is a Texas corporation. Panther City is a private trust company that serves as trustee of various trusts. The principal business address of Panther City, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to
Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Panther City are as follows:

              RESIDENCE OR                  PRINCIPAL OCCUPATION
NAME               BUSINESS ADDRESS            OR EMPLOYMENT

Cotham        See above.                    See above.

William P.
Hallman, Jr.  201 Main St., Ste. 2500       Director of the law firm of
              Fort Worth, Texas  76102      Kelly, Hart & Hallman, P.C.

    Also included herein is information with respect to the number of shares of the Stock beneficially owned by the following persons (who shall also be referred to as "Item 2 Persons"), William H. Bohnsack, Jr. ("Bohnsack"), Scott Krase ("Krase"), Ty Wallach ("Wallach"), Oak Hill Partners, Inc. ("Oak Hill"), John Stevenson ("Stevenson"), Trust for the Benefit of Walker Delatour ("Walker Trust"), Trust for the Benefit of William Delatour ("William Trust"), and William Janes ("Janes").

    (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The source and amount of the funds used by the Reporting Persons to purchase shares of Stock are as follows:

REPORTING PERSON     SOURCE OF FUNDS                  AMOUNT OF FUNDS

Hospitality         Contributions from Partners     $ 1,686,655.33

Arbor               Contributions from Partners     $ 1,686,655.50

MHX                 Contributions from Partners     $ 1,686,653.13

Cherwell            Not Applicable(1)               Not Applicable

Group 31            Not Applicable(2)               Not Applicable

MCI                 Not Applicable(3)               Not Applicable

Penobscot              Not Applicable(4)              Not Applicable

PTJ Merchant        Not Applicable(5)               Not Applicable

Crandall            Personal Funds(6)               $     3,081.40

Capital             Not Applicable(7)               Not Applicable

Keystone            Not Applicable(8)               Not Applicable

R. Bass             Personal Funds(9)               $    32,055.08

Item 2 Persons         Not Applicable(10)                Not Applicable


    (1) 53,068 shares of the Stock were acquired by Cherwell on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

    (2) 4,067 shares of the Stock were acquired by Group 31 on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

    (3) 39 shares of the Stock were acquired by MCI on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

    (4) 75,260 shares of the Stock were acquired by Penobscot on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

    (5) 100,000 shares of the Stock were acquired by PTJ Merchant on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

    (6) 6,507 shares of the Stock were acquired by Crandall on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

    (7) 45,754 shares of the Stock were acquired by Capital on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

    (8) 193,367 shares of the Stock were acquired by Keystone on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

    (9) 67,720 shares of the Stock were acquired by R. Bass on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

    (10) All Item 2 Persons acquired shares of the Stock on August 3, 1998 in connection with the spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

Item 4.  PURPOSE OF TRANSACTION.

    The Reporting Persons acquired and continue to hold the Stock reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional Stock in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the Stock on the open market or in private transactions.

    Except as set forth in this Item 4, the Item 2 Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a)

    REPORTING PERSONS

    HOSPITALITY

    Hospitality beneficially owns 764,067 shares of the Stock, which constitutes approximately 3.0% of the outstanding shares of Stock.

    ARBOR

    Arbor beneficially owns 764,067 shares of the Stock, which constitutes approximately 3.0% of the outstanding shares of Stock.

    MHX

    MHX beneficially owns 764,066 shares of the Stock, which constitutes approximately 3.0% of the outstanding shares of Stock.


    CHERWELL

    Cherwell beneficially owns 61,912 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of Stock.

    GROUP 31

    Group 31 beneficially owns 4,067 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of Stock.

    MCI

    MCI beneficially owns 45 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of Stock.

    PENOBSCOT

    Because of its position as the sole stockholder of MCI, and because of its direct ownership of 87,803 shares of Stock, Penobscot may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 87,848 shares of the Stock, which constitutes approximately 0.3% of the outstanding shares of Stock.

    PTJ MERCHANT

    Because of its position as the sole general partner of Penobscot, and because of its direct ownership of 116,666 shares of Stock, PTJ Merchant may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 204,514 shares of the Stock, which constitutes approximately 0.8% of the outstanding shares of Stock.

    CRANDALL

    Because of his position as the president of each of Acadia MGP, Group 31 and PTJ, because of his position as the sole member of Group III, and because of his direct ownership of 7,592 shares of the Stock, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,030,493 shares of Stock, which constitutes approximately 4.0% of the outstanding shares of Stock.

    CAPITAL

    Capital beneficially owns 45,754 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of the Stock.

    KEYSTONE

    The number of shares of the Stock that Keystone owns beneficially is 193,367, which constitutes approximately 0.7% of the outstanding shares of the Stock.

    R. BASS

    Because of his position as sole director of Keystone, and because of his direct ownership of 77,518 shares of the Stock, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 270,885 shares of Stock, which constitutes approximately 1.1% of the outstanding shares of Stock.

    ITEM 2 PERSONS

    Information with respect to the Item 2 persons is attached hereto as
Schedule I.

    (b)

    REPORTING PERSONS

    HOSPITALITY

    Acting through its general partner, Hospitality has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 764,067 shares of Stock.

    ARBOR

    Acting through its general partner, Arbor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 764,067 shares of Stock.

    MHX

    Acting through its general partner, MHX has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 764,066 shares of Stock.

    CHERWELL

    Acting through its president, Cherwell has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 61,912 shares of the Stock.

    GROUP 31

    Acting through Crandall, its President, Group 31 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,067 shares of the Stock.

    MCI

    Acting through its sole stockholder, MCI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 45 shares of the Stock.

    PENOBSCOT

    Acting through its sole general partner, and in its capacity as the sole stockholder of MCI with respect to 45 shares of the Stock, Penobscot has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 87,848 shares of Stock.

    PTJ MERCHANT

    In its capacity as the sole general partner of Penobscot, and acting through its managing general partner, PTJ Merchant has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 204,514 shares of Stock.

    CRANDALL

    In his capacity as the sole member of Group III, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 764,067 shares of Stock. In his capacity as the president and sole shareholder of Acadia MGP, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 61,912 shares of Stock. In his capacity as the president and sole shareholder of Group 31, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,067 shares of Stock. In his capacity as the president and sole stockholder of PTJ, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 204,514 shares of Stock. In his individual capacity, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,592 shares of Stock.


    CAPITAL

    Acting through its managing partner, MLBT, Capital has the sole power to vote or to direct the vote and to dispose or direct the disposition of 45,754 shares of the Stock.

    KEYSTONE

    Acting through R. Bass, its president and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 193,367 shares of the Stock.

    R. BASS

    In his capacity as the sole director and president of Keystone, R. Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 193,367 shares of Stock. In his individual capacity, R. Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 77,518 shares of Stock.

    ITEM 2 PERSONS

    Information with respect to the Item 2 Persons is attached hereto as
Schedule I.

    (c) During the past sixty days, the Reporting persons have purchased shares of Stock in open market transactions on the New York Stock Exchange as follows:



REPORTING                         NO. OF SHARES     PRICE PER
PERSON        DATE           PURCHASED           SHARE

Hospitality   09/08/98       200,000           $ 2.27
Arbor         09/08/98       200,000             2.27
MHX           09/08/98       200,000             2.27
Hospitality   09/09/98       230,733             2.27
Arbor         09/09/98       230,734             2.27
MHX           09/09/98       230,733             2.27
Hospitality   09/14/98         3,333             2.08
Arbor         09/14/98         3,333             2.08
MHX           09/14/98         3,334             2.08
Hospitality   09/15/98       146,667             2.16
Arbor         09/15/98       146,667             2.16
MHX           09/15/98       146,666             2.16
Hospitality   09/16/98       183,334             2.10
Arbor         09/16/98       183,333             2.10
MHX           09/16/98       183,333             2.10


    In addition, on or prior to August 31, 1998, the following Reporting Persons and Item 2 Persons exercised rights to purchase the number of shares of the Stock set forth opposite their names at a subscription price of $2.84 per share. Such rights were distributed by the Issuer to all of its stockholders on August 13, 1998, and entitled each stockholder to purchase one share of the Stock at $2.84 for every six shares of the Stock already owned.

Name                                   Number of Shares

Cherwell                           8,844
MCI                                    6
Penobscot                              12,543
PTJ Merchant                      16,666
Crandall                           1,085
Bass                                   11,287
August                            11,172
Gruber                               847
Oak Hill                           2,022
Stevenson                                 285
Delatour                             791
Walker Trust                         536
William Trust                        536

    Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Stock during the past 60 days.

    (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock owned by such Reporting Person.

    (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Except as set forth herein or in the Exhibit filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the Stock owned by the Item 2 Persons.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii).
    Exhibit 99.2 -- Limited Partnership Agreement of FW Hospitality, L.P.
    Exhibit 99.3 -- Limited Partnership Agreement of Arbor REIT, L.P.
    Exhibit 99.4 -- Limited Partnership Agreement of MHX Investors, L.P.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  September 18, 1998

                   FW HOSPITALITY, L.P.

                   By:  GROUP III 31, L.L.C.,
                        general partner


                        By: /s/ J. Taylor Crandall
                           J. Taylor Crandall, sole member

                   ARBOR REIT, L.P.

                   By:  GROUP INVESTORS, L.L.C.,
                        general partner


                        By: /s/ Mark A. Wolfson
                           Mark A. Wolfson, sole member


                   MHX INVESTORS, L.P.

                   By:  FW GROUP GENPAR, INC.,
                        general partner


                        By: /s/ W. R. Cotham
                           W. R. Cotham, Vice President



                    /s/ W. R. Cotham
                   W. R. COTHAM

                   As Vice President of each of CHERWELL INVESTORS, INC., GROUP 31, INC. and MC INVESTMENT CORPORATION


                   PENOBSCOT PARTNERS, L.P.

                   By:  PTJ MERCHANT BANKING PARTNERS, L.P.,
                        general partner

                         By:  PTJ, INC.,
                             managing general partner


                             By: /s/ W.R. Cotham
                                W. R. Cotham, Vice President


                   PTJ MERCHANT BANKING PARTNERS, L.P.

                    By:  PTJ, INC.,
                        managing general partner


                        By: /s/ W.R. Cotham
                           W. R. Cotham, Vice President




                    /s/ J. Taylor Crandall
                    J. TAYLOR CRANDALL


                   CAPITAL PARTNERSHIP

                   By:  MARGARET LEE BASS 1980 TRUST, Managing Partner

                        By:  PANTHER CITY INVESTMENT COMPANY, Trustee


                             By:/s/ W. R. Cotham


                   KEYSTONE, INC.


                   By:  /s/ W.R. Cotham
                       W.R. Cotham, Vice President



                   /s/ W.R. Cotham
                   W.R. COTHAM

                   As Attorney-in-Fact for:

                   ROBERT M. BASS (1)



(1) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

                                                             SCHEDULE I

    Item 5(a)


    The following persons beneficially own the number of shares of Stock set forth opposite their names:

    Name                               Number of Shares

    FW Group                                    590
    Wolfson                                   7,117
    Brown                                     7,615
    Doctoroff                                67,882
    Gruber                                   67,033
    August                                   78,204
    Monsky                                   12,731
    Bernstein                                33,770
    Alexander                                 2,034
    Delatour                                  5,540
    Scotto                                    2,034
    Bohnsack                                  8,305
    Krase                                     6,846
    Wallach                                     491
    Oak Hill                                 14,154
    Stevenson                                 1,993
    Walker Trust                              3,754
    William Trust                             3,754
    William Janes                             9,151

    Item 5(b)

    The persons listed above have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the number of shares of Stock set forth opposite their names.

                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

 99.1    Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith
 99.2    Limited Partnership Agreement of FW Hospitality, L.P.
 99.3    Limited Partnership Agreement of Arbor REIT, L.P.
 99.4    Limited Partnership Agreement of MHX Investors, L.P.